Exhibit 77D to Neuberger Berman Advisers
Management Trust Form N-SAR - December 31, 2015

File Number: 811-04255
CIK Number: 0000736913

      The prospectus of Guardian Portfolio was amended to reflect that the Fund invests mainly in common stocks of companies across all market capitalizations. Prior to October 15, 2015, the Fund invested primarily in common stocks of mid- to large-capitalization companies.

      The prospectus of Absolute Return Multi-Manager
Portfolio was amended to add     asset-backed securities to
the Fund's principal investment strategy.